On Company Letterhead
Chyron Corporation
5 Hub Drive
Melville, NY 11747

BY EDGAR AND BY OVERNIGHT MAIL

June 10, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington. D.C. 20549

Attention: Gary Todd, Review Accountant Mail Stop 0306

Re: Chyron Corporation

Form 10-K for the fiscal year ended December 31, 2004

Form 10-Q for the quarterly period ended March 31, 2005

File No. 000-24511

Dear Mr. Todd:

This letter sets forth the response of Chyron Corporation to the comment received from the Staff of the Securities and Exchange Commission by letter dated June 9, 2005.

Form 10K for the year ended December 31, 2004

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Page 16

Liquidity and Capital Resources - Page 19

1. We refer to the response to comment 2. We see from a Form 8-K dated February 24, 2005 that you are required to maintain certain levels of tangible net worth under the credit facility with the bank. We see from your financial statements that you have reported a shareholders' deficit in recent periods. Accordingly, future filings should clarify how you define or measure tangible net worth for purposes of complying with that covenant.

Response to Item 1:

We understand from your question the possible confusion as to whether the tangible net worth covenant is met, in light of the fact that the Company shows a shareholders' deficit. In order to understand, one needs to know the Bank's definition of "Tangible Net Worth" {"TNW"}, which is:

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"Tangible Net Worth" shall mean the excess of total assets over total liabilities, determined in accordance with generally accepted accounting principles, with the following adjustments:

(A) there shall be excluded from assets: (i) notes, accounts receivable and other obligations owing to the Company from its officers or other Affiliates, and (ii) all assets which would be classified as intangible assets under generally accepted accounting principles, including without limitation goodwill, licenses, patents, trademarks, trade names, copyrights, capitalized software and organizational costs, licenses and franchises

(B) there shall be excluded from liabilities: all indebtedness which is subordinated to the Obligations [where Obligations means all present and future loans, advances, debts, liabilities, obligations, guaranties, covenants, duties and indebtedness owing by Company to Bank] under a subordination agreement in form specified by the Bank or by language in the instrument evidencing the indebtedness which is acceptable to the Bank in its discretion.

Of the various exclusions from assets and liabilities listed in the Bank's definition, the one that exists and is used in the actual TNW computation is the Obligations that are subordinate to the Bank, which Obligations in this case are the principal and accrued interest amounts owed under the Series C 7% Subordinated Convertible Debentures and the Series D 8% Subordinated Convertible Debentures.

The TNW covenant with the Bank requires that the actual TNW computed in the manner described above must equal or exceed, at each month-end, the sum of: (i) a TNW amount set forth in the agreement, and which month-end required TNW amounts vary in the agreement depending on the particular month of any given quarter during the term of the agreement; and (ii) 85% of all consideration received from the issuance of any equity securities of the Company and/or subordinated debt incurred by the Company.

For example, at December 31, 2004, our TNW covenant computation was as follows:

Actual TNW:

Total assets of $10,305,957 less total liabilities of $11,626,533 less [i.e., add back] Series C and D Debentures obligations of $4,960,572 [principal and interest only; excludes $258,139 of unamortized balance of deferred gain on debt extinguishment, which amount is included in the Convertible debentures line in the December 31, 2004 Balance Sheet], equals $3,639,996.

Required TNW:

Required TNW equaled $2,128,596 [consisting of the required minimum TNW in the agreement of $2,000,000 at month-end December 2004 plus $128,596 representing 85% of the proceeds of qualifying equity transactions during the period].

Therefore the required TNW amount was exceeded by $1,511,400 and the covenant was met, and was agreed by the Bank.

In future filings we will clarify how we measure TNW for purposes of complying with the covenant and inform the reader as to the status of our compliance with the covenant at each month end of the period covered by the filing.

In connection with the above response by management of Chyron Corporation to the comments from the Staff of the Securities and Exchange Commission, the Company hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (631) 845-2011.

Sincerely,

/s/ Jerry Kieliszak

Jerry Kieliszak

Senior Vice President and Chief Financial Officer

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